SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Regeneron Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAME OF REPORTING PERSONS
Sanofi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
23,880,537 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
23,880,537 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,880,537 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% (2)

14	TYPE OF REPORTING PERSON
CO

(1)           21,080,985 shares of Common Stock are held directly by sanofi-aventis Amérique du Nord (“SAAN”) and 2,799,552 shares of Common Stock are held directly by Aventisub LLC (“Aventisub”).  SAAN is a direct, wholly-owned subsidiary of Sanofi.  Aventisub is an indirect, wholly-owned subsidiary of SAAN, and is the successor by merger to Aventis Pharmaceuticals Inc. (“Aventis”).  See Item 5 of the Schedule 13D.  Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, SAAN, sanofi-aventis US LLC, Aventis (collectively, the “Sanofi Parties”) and Regeneron Pharmaceuticals, Inc. (the “Company”), the Sanofi Parties have agreed to vote their respective shares of the Company, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.

(2)           Calculation based on 105,528,158 shares of Common Stock outstanding as of October 20, 2017, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

This Amendment No. 13 (“Amendment No. 13”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on January 14, 2014, as amended (the “Schedule 13D”), and is filed by Sanofi (“Sanofi” or the “Reporting Person”) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Regeneron Pharmaceuticals, Inc. (the “Issuer” or the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is supplemented as follows:

Schedule I of the Schedule 13D is replaced with Schedule I to this Amendment No. 13.  During the last five years, to the best of the Reporting Person’s knowledge, none of Scheduled Persons has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On January 7, 2018, the Sanofi Parties and the Issuer entered into a letter agreement (the “Letter Agreement”), filed as Exhibit 99.4 to this Amendment No. 13 and incorporated herein by reference, pursuant to which certain restrictions set forth in the Amended Investor Agreement will be waived to allow (but not oblige) the Reporting Person to sell up to 1,400,000 shares of Issuer’s Common Stock to fund certain development costs (as further described in the Letter Agreement) incurred by Sanofi Biotechnology SAS until September 30, 2020.  The Reporting Person, subject to the terms of the Letter Agreement, may sell such shares to the Issuer or in open market transactions, beginning no earlier than February 28, 2018.  See Item 6 of this Amendment No. 13.

Item 5.	Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 13 as of the close of business on January 9, 2018, are incorporated herein by reference.  As of the close of business on January 9, 2018, the Reporting Person beneficially owned 23,880,537 shares of Common Stock, representing approximately 22.6% of the shares of Common Stock outstanding (based on 105,528,158 shares of Common Stock outstanding as of October 20, 2017, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017).  The Reporting Person may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by SAAN and Aventisub, its subsidiaries.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock as of January 9, 2018.

(c)  During the last sixty days through and including January 9, 2018, no transactions were effected in the Common Stock by the Reporting Person.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D effected transactions in the Common Stock during the period described above.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6, “Amended Investor Agreement, Board Designation Right” and “Amended Investor Agreement, Extension of Sanofi Lock-up” are supplemented as follows:

Under the terms of the Letter Agreement, the Sanofi Parties and the Issuer have agreed to a limited waiver of the lock-up obligations under the Amended Investor Agreement for the period beginning October 1, 2017 for the REGN 2810 and January 1, 2018 for the Dupilumab/REGN 3500 respectively through, subject to certain exceptions, the date on which the Sale Period (as defined in the Letter Agreement) associated with the third quarter of 2020 ends (the “Termination Date,” and such period, the “Amended Lock-up Term”).  Subject to the terms of the Letter Agreement, the limited waiver of the lock-up obligations will allow the Sanofi Parties to sell up to 1,400,000 shares of Issuer’s Common Stock to the Issuer or in open market transactions during the Amended Lock-up Term; provided that the Sanofi Parties may not sell in the open market (i) on any one trading day if the aggregate volume of such sales on such trading day would exceed ten percent of the daily average trading volume of the Common Stock over the 20 trading days immediately preceding such trading day and (ii) in any one calendar quarter if the aggregate volume of such sales in such calendar quarter would exceed 300,000 shares of Common Stock.

The Sanofi Parties will retain their right to appoint a Board Designee to the Board during the Amended Lock-up Term, notwithstanding any decline in the Sanofi Parties’ ownership below the threshold sets forth in the Amended Investor Agreement as a result of the anticipated sales of Common Stock described in Item 4 to this Amendment No. 13. Following the Amended Lock-up Term, the Sanofi Parties will maintain their Board Designee right for so long as they maintain ownership of Capital Stock that is the lower of (i) 25% of the then outstanding Common Stock or (ii) the higher of (x) the Sanofi Parties’ percentage ownership of then outstanding Common Stock on the Termination Date and (y) the Sanofi Parties’ highest percentage ownership of then outstanding Common Stock following the Termination Date.

The Sanofi Parties remain subject to the standstill provision and, subject to the limited waiver described above, the lock-up provisions contained in the Amended Investor Agreement.

The summary of the Letter Agreement as described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is attached to this Statement as Exhibit 99.4, and is incorporated herein by reference

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.4	Letter Agreement, dated as of January 7, 2018, by and between Sanofi, SAAN, sanofi-aventis US LLC, Aventisub, Sanofi Biotechnology SAS and the Company.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2018

SANOFI

By:	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Attorney-in-fact

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

SANOFI

The name, business address and present principal occupation or employment of each of the directors and executive officers of Sanofi are set forth below.  Unless otherwise indicated, the business address of each director and executive officer is Sanofi, 54 rue La Boétie, 75008 Paris, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Serge Weinberg	Chairman of the Board of Directors of Sanofi, Chairman of Weinberg Capital Partners

Olivier Brandicourt	Chief Executive Officer of Sanofi

Laurent Attal	Director at Sanofi, Vice President General Manager Research and Innovation at L’Oréal

Robert Castaigne	Independent Director

Bernard Charlès	Independent Director at Sanofi, Vice Chairman of the Board of Directors of Dassault Systèmes SE

Claudie Haigneré	Independent Director

Patrick Kron	Independent Director at Sanofi, Chairman of Truffle Capital

Fabienne Lecorvaisier	Independent Director at Sanofi, Chief Financial Officer and Executive Committee Member of Air Liquide

Melanie Lee English citizenship	Independent Director at Sanofi, Chief Scientific Officer at BTG plc

Suet-Fern Lee Singaporean citizenship	Independent Director at Sanofi, Managing Director of Morgan Lewis Stamford LLC

Christian Mulliez	Director at Sanofi, Executive Vice President, Chief Financial Officer of L’Oréal

Carole Piwnica Belgian citizenship	Independent Director at Sanofi, Founder Director of Naxos UK Ltd

Diane Souza U.S. citizenship	Independent Director at Sanofi

Thomas Südhof German and U.S. citizenship	Independent Director at Sanofi, Avram Goldstein Professor at the Department of Molecular & Cellular Physiology, Stanford University School of Medicine (United States)

Marion Palme German citizenship	Director representing employees

Christian Senectaire	Director representing employees

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Olivier Brandicourt	Chief Executive Officer of Sanofi

Olivier Charmeil	Executive Vice President and General Manager, General Medicines and Emerging Markets

Jérôme Contamine	Executive Vice President, Chief Financial Officer

Karen Linehan U.S. and Irish citizenship	Executive Vice President, Legal Affairs and General Counsel

David Loew Swiss citizenship	Executive Vice President and General Manager of Sanofi Pasteur

Philippe Luscan	Executive Vice President, Global Industrial Affairs

Alan Main English citizenship	Executive Vice President, Consumer Healthcare

Muzzammil Mansuri U.S. and English citizenship	Executive Vice President, Strategy and Business Development

Ameet Nathwani English citizenship	Executive Vice President, Medical Affairs

Stefan Oelrich German citizenship	Executive Vice President, Diabetes & Cardiovascular

Roberto Pucci Italian and Swiss citizenship	Executive Vice President, Human Resources

Bill Sibold U.S. and Canadian citizenship	Executive Vice President, Sanofi Genzyme

Business address : 500 Kendall Street Cambridge, MA 02142

Kathleen Tregoning U.S. citizenship	Executive Vice President, External Affairs

Elias Zerhouni U.S. citizenship	President, Global Research and Development